PETROCHINA COMPANY LIMITED ( ) (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 857) NOTIFICATION LETTER 19 September 2023 Dear Shareholder, PetroChina Company Limited (the "Company") - Notice of Publication of 2023 Interim Report ("Current Corporate Communications") The English and Chinese versions of the Company's Current Corporate Communications are available on the Company's website at www.petrochina.com.cn and the website of HKEXnews at www.hkexnews.hk, or the arranged printed form(s) of Current Corporate Communications is enclosed (if applicable). You may access the Current Corporate Communications by browsing through the Company's website or the website of HKEXnews. Shareholders may at any time choose to receive free of charge Corporate Communications (Note) either in printed form, or read the website version; and either in English language version only, Chinese language version only or both language versions, notwithstanding any wish to the contrary they have previously conveyed to the Company. If you want to receive another printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and send it to the Company c/o Hong Kong Registrars Limited (the "Hong Kong Share Registrar"), using the mailing label and need not to affix a stamp when returning (if posted in Hong Kong). Otherwise, please affix an appropriate stamp. The address of Hong Kong Share Registrar is 17M Floor , Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. The Request Form may also be downloaded from the Company's website at www.petrochina.com.cn or the website of HKEXnews at www.hkexnews.hk. If you would like to change your choice of language or means of receipt of the Company's Corporate Communications in future, please write or send an email to PetroChina.ecom@computershare.com.hk to the Company c/o the Hong Kong Share Registrar. Even if you have chosen (or are deemed to have consented) to receive all future Corporate Communications via website but for any reason you have difficulty in receiving or gaining access to the Current Corporate Communications, the Company will promptly upon your request send the Current Corporate Communications to you in printed form free of charge. Should you have any queries relating to any of the above matters, please call the Company's telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays or send an email to PetroChina.ecom@computershare.com.hk. By order of the Board PetroChina Company Limited WANG Hua Company Secretary Note: Corporate Communications include but not limited to (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form. PETH-19092023-2(0)

CCS5769 PETH Request Form To: PetroChina Company Limited (the "Company") (Stock Code: 857) c/o Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong I/We have already received a printed copy of the Current Corporate Communications in Chinese/English or have chosen (or are deemed to have consented) to read the Current Corporate Communications posted on the Company's website, I/We would like to receive another printed version of the Current Corporate Communications of the Company as indicated below: (Please mark ONLY ONE (X) of the following boxes) I/We would like to receive a printed copy in English now. I/We would like to receive a printed copy in Chinese now. I/We would like to receive both the printed English and Chinese copies now. Name(s) of Shareholder(s)# Signature (Please use ENGLISH BLOCK LETTERS) Address# Contact telephone number (Please use ENGLISH BLOCK LETTERS) Date # You are required to fill in the details if you download this request form from the Company's Website. Notes 1. Please complete all your details clearly. 2. If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Request Form in order to be valid. 3. Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void. 4. For the avoidance of doubt, we do not accept any other instructions written on this Request Form. 5. Please note that both printed English and Chinese versions of all the Company's Corporate Communications which we have sent to our Shareholders in the past 12 months are available from the Company on request. They are also available on the Company's website (www.petrochina.com.cn) for five years from the date of first publication. 19092023 1 0 Mailing Label Computershare Hong Kong Investor Services Limited Freepost No. 37 Hong Kong Please cut the mailing label and stick it on an envelope to return this Request Form to us. No postage is necessary if posted in Hong Kong. Get in touch with us Send us an enquiry Rate our service Lodge a complaint Contact Us www.computershare.com/hk/contact